

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

March 31, 2006

For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

Table of Contents

Geographic Diversification

As of March 31, 2006			
State	**# of Centers**	**GLA**	**% of GLA**
South Carolina	2	820,511	10%
Georgia	3	820,274	10%
New York	1	729,315	9%
Alabama	2	636,668	8%
Texas	2	620,000	8%
Delaware	1	568,873	7%
Michigan	2	436,751	6%
Tennessee	1	419,038	5%
Utah	1	300,602	4%
Connecticut	1	291,051	4%
Missouri	1	277,883	4%
Iowa	1	277,230	3%
Oregon	1	270,280	3%
Illinois	1	256,514	3%
Pennsylvania	1	255,152	3%
Louisiana	1	243,499	3%
New Hampshire	1	227,998	3%
Florida	1	198,924	3%
North Carolina	2	186,458	2%
California	1	108,950	1%
Maine	2	84,313	1%
Total (1)	29	8,030,284	100%

(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and three centers totaling 293,462 square feet for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 3/31/06

TangerOutlets

Property Summary – Occupancy at End of Each Period Shown (1)

Location	Total GLA 3/31/06	% Occupied 3/31/06	% Occupied 12/31/05	% Occupied 9/30/05	% Occupied 6/30/05	% Occupied 3/31/05
Riverhead, NY	729,315	98%	99%	100%	99%	99%
Rehoboth, DE	568,873	98%	99%	99%	100%	99%
Foley, AL	557,093	94%	97%	98%	99%	95%
San Marcos, TX	442,510	97%	100%	99%	99%	98%
Myrtle Beach, SC	427,417	91%	93%	90%	93%	92%
Sevierville, TN	419,038	100%	100%	100%	100%	99%
Hilton Head, SC	393,094	81%	88%	87%	90%	89%
Commerce II, GA	340,656	98%	97%	99%	99%	96%
Howell, MI	324,631	95%	99%	98%	96%	96%
Park City, UT	300,602	100%	100%	99%	99%	98%
Locust Grove, GA	293,868	95%	100%	99%	98%	97%
Westbrook, CT	291,051	90%	94%	92%	92%	92%
Branson, MO	277,883	99%	100%	100%	100%	100%
Williamsburg, IA	277,230	99%	100%	99%	96%	96%
Lincoln City, OR	270,280	99%	94%	94%	92%	91%
Tuscola, IL	256,514	70%	75%	76%	76%	75%
Lancaster, PA	255,152	99%	100%	100%	99%	99%
Gonzales, LA	243,499	100%	100%	98%	100%	100%
Tilton, NH	227,998	97%	100%	96%	96%	91%
Fort Myers, FL	198,924	91%	95%	91%	91%	92%
Commerce I, GA	185,750	87%	90%	90%	86%	76%
Terrell, TX	177,490	99%	100%	99%	99%	100%
West Branch, MI	112,120	98%	100%	100%	97%	98%
Barstow, CA	108,950	95%	95%	93%	98%	100%
Blowing Rock, NC	104,280	100%	100%	100%	100%	100%
Nags Head, NC	82,178	97%	100%	98%	100%	100%
Boaz, AL	79,575	92%	95%	95%	95%	95%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
Kittery II, ME	24,619	100%	100%	100%	100%	100%
Pigeon Forge, TN	n/a	n/a	99%	95%	96%	93%
North Branch, MN	n/a	n/a	100%	100%	100%	98%
Total	**8,030,284**	**95%**	**97%**	**96%**	**97%**	**95%**

(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and three centers totaling 293,462 square feet for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 3/31/06

TangerOutlets

Portfolio Occupancy at the End of Each Period (1)



(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and three centers totaling 293,462 square feet for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 3/31/06

Major Tenants (1)

Ten Largest Tenants As of March 31, 2006			
Tenant	# of Stores	GLA	% of Total GLA
The Gap, Inc.	55	546,639	6.8%
Phillips-Van Heusen	89	428,539	5.4%
Liz Claiborne	39	306,929	3.8%
Adidas	32	256,671	3.2%
VF Factory Outlet	30	252,305	3.1%
Dress Barn, Inc.	28	199,480	2.5%
Polo Ralph Lauren	23	188,628	2.3%
Jones Retail Corporation	64	182,323	2.3%
Carter's	37	179,326	2.3%
Brown Group Retail, Inc.	38	162,638	2.0%
Total of All Listed Above	435	2,703,478	33.7%

(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and three centers totaling 293,462 square feet for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 3/31/06

TangerOutlets

Lease Expirations as of March 31, 2006

Percentage of Total Gross Leasable Area (1)



Percentage of Total Annualized Base Rent (1)



(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and three centers totaling 293,462 square feet center for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 3/31/06

TangerOutlets

Leasing Activity (1)

	03/31/06	06/30/06	09/30/06	12/31/06	Year to Date	Prior Year to Date
Re-tenanted Space:						
Number of leases	60				60	42
Gross leasable area	220,484				220,484	204,830
New base rent per square foot	$17.98				$17.98	$17.25
Prior base rent per square foot	$15.48				$15.48	$16.60
Percent increase in rent per square foot	16.1%				16.1%	3.9%
New average base rent per square foot	$18.61				$18.61	Not available
Prior average base rent per square foot	$15.35				$15.35	Not available
Percent increase in average rent per square foot	21.2%				21.2%	Not available
Renewed Space:						
Number of leases	220				220	169
Gross leasable area	942,601				942,601	739,494
New base rent per square foot	$17.71				$17.71	$17.35
Prior base rent per square foot	$16.37				$16.37	$15.97
Percent increase in rent per square foot	8.2%				8.2%	8.6%
New average base rent per square foot	$17.91				$17.91	Not available
Prior average base rent per square foot	$16.03				$16.03	Not available
Percent increase in average rent per square foot	11.7%				11.7%	Not available
Total Re-tenanted and Renewed Space:						
Number of leases	280				280	211
Gross leasable area	1,163,085				1,163,085	944,325
New base rent per square foot	$17.76				$17.76	$17.33
Prior base rent per square foot	$16.20				$16.20	$16.10
Percent increase in rent per square foot	9.6%				9.6%	7.6%
New average base rent per square foot	$18.05				$18.05	Not available
Prior average base rent per square foot	$15.90				$15.90	Not available
Percent increase in average rent per square foot	13.5%				13.5%	Not available

(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint
     venture arrangement and three centers totaling 293,462 square feet for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 3/31/06

TangerOutlets

Consolidated Balance Sheets (dollars in thousands)

	3/31/06	12/31/05	9/30/05	6/30/05	3/31/05
Assets					
Rental property					
Land	$119,969	$120,715	$113,284	$113,284	$113,355
Buildings	1,005,300	1,004,545	960,105	956,440	954,758
Construction in progress	32,459	27,606	8,797	6,044	1,173
Total rental property	1,157,728	1,152,866	1,082,186	1,075,768	1,069,286
Accumulated depreciation	(257,256)	(253,765)	(247,179)	(237,688)	(228,252)
Total rental property – net	900,472	899,101	835,007	838,080	841,034
Cash & cash equivalents	2,153	2,930	6,219	3,543	6,531
Short-term investments	--	--	20,000	--	--
Assets held for sale	--	2,637	--	--	--
Investments in unconsolidated joint ventures	14,960	13,020	6,913	6,764	6,966
Deferred charges – net	59,497	64,555	52,873	54,818	55,611
Other assets	38,148	18,362	19,982	15,021	14,570
Total assets	$1,015,230	$1,000,605	$940,994	$918,226	$924,712
Liabilities, minority interests & shareholders' equity					
Liabilities					
Debt					
Senior, unsecured notes, net of discount	$349,115	$349,099	$100,000	$100,000	$100,000
Mortgages payable, including premium	199,662	201,233	281,069	290,197	305,983
Unsecured note	53,500	53,500	53,500	53,500	53,500
Unsecured lines of credit	47,100	59,775	--	45,330	33,455
Total debt	649,377	663,607	434,569	489,027	492,938
Construction trade payables	14,247	13,464	8,294	9,231	9,781
Accounts payable & accruals	21,434	23,954	14,849	16,984	25,753
Total liabilities	685,058	701,025	457,712	515,242	528,472
Minority interests					
Consolidated joint venture	--	--	227,234	225,103	223,895
Operating partnership	54,124	49,366	42,220	31,963	31,045
Total minority interests	54,124	49,366	269,454	257,066	254,940
Shareholders' equity					
Preferred shares	75,000	55,000	--	--	--
Common shares	309	307	307	277	276
Paid in capital	330,545	338,688	349,287	278,811	277,857
Distributions in excess of net income	(136,853)	(140,738)	(130,955)	(126,436)	(129,917)
Deferred compensation	--	(5,501)	(5,930)	(6,372)	(6,844)
Accum. other compreh. income (loss)	7,047	2,458	1,119	(362)	(72)
Total shareholders' equity	276,048	250,214	213,828	145,918	141,300
Total liabilities, minority interests & shareholders' equity	$1,015,230	$1,000,605	$940,994	$918,226	$924,712

TangerOutlets

Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	03/06	12/05	09/05	06/05	03/05	03/06	03/05
Revenues							
Base rentals	$ 32,965	$33,855	$33,311	$32,845	$31,216	$ 32,965	$31,216
Percentage rentals	1,158	2,418	1,794	1,254	880	1,158	880
Expense reimbursements	12,720	15,255	13,925	12,296	13,939	12,720	13,939
Other income	1,355	2,098	1,563	1,182	930	1,355	930
Total revenues	48,198	53,626	50,593	47,577	46,965	48,198	46,965
Expenses							
Property operating	14,765	17,347	15,554	14,143	15,700	14,765	15,700
General & administrative	4,081	3,509	3,578	3,711	3,043	4,081	3,043
Depreciation & amortization	15,950	12,246	11,923	11,243	12,753	15,950	12,753
Total expenses	34,796	33,102	31,055	29,097	31,496	34,796	31,496
Operating income	13,402	20,524	19,538	18,480	15,469	13,402	15,469
Interest expense (1)	10,034	18,600	7,932	8,167	8,228	10,034	8,228
Income before equity in earnings of unconsolidated joint ventures, minority interests, discontinued operations and loss on sale of real estate excluded from discontinued operations	3,368	1,924	11,606	10,313	7,241	3,368	7,241
Equity in earnings of unconsolidated joint ventures	147	165	255	268	191	147	191
Minority interests:							
Consolidated joint venture	--	(3,832)	(6,860)	(6,727)	(6,624)	--	(6,624)
Operating partnership	(381)	379	(881)	(700)	(146)	(381)	(146)
Income (loss) from continuing operations	3,134	(1,364)	4,120	3,154	662	3,134	662
Discontinued operations (2)	11,713	1,489	293	326	252	11,713	252
Income before loss on sale of real estate	14,847	125	4,413	3,480	914	14,847	914
Loss on sale of real estate excluded from discontinued operations	--	--	--	--	(3,843)	--	(3,843)
Net income (loss)	14,847	125	4,413	3,480	(2,929)	14,847	(2,929)
Less applicable preferred share dividends	(1,215)	(538)	--	--	--	(1,215)	--
Net income (loss) available to common shareholders	$ 13,632	$ (413)	$ 4,413	$3,480	$(2,929)	$ 13,632	$(2,929)
Basic earnings per common share:							
Income (loss) from continuing operations	$ .06	$ (.06)	$ .15	$ .12	$ (.12)	$ .06	$ (.12)
Net income (loss)	$ .45	$ (.01)	$ .16	$ .13	$ (.11)	$ .45	$ (.11)
Diluted earnings per common share:							
Income (loss) from continuing operations	$ .06	$ (.06)	$ .14	$ .11	$ (.12)	$ .06	$ (.12)
Net income (loss)	$ .44	$ (.01)	$ .15	$ .13	$ (.11)	$ .44	$ (.11)
Weighted average common shares:							
Basic	30,531	30,452	28,374	27,357	27,304	30,531	27,304
Diluted	30,861	30,753	28,680	27,576	27,516	30,861	27,576

(1) Three months ended December 31, 2005 includes prepayment premium and deferred loan cost write off of $9.9 million.

(2) In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", the results of operations for properties sold for which we have no significant continuing involvement, including any gain or loss on such sales, and properties classified as assets held for sale, have been reported above as discontinued operations for both the current and prior periods presented.

Supplemental Operating and Financial Data for the
Quarter Ended 3/31/06

TangerOutlets

FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	03/06	12/05	09/05	06/05	03/05	03/06	03/05
Funds from operations:							
Net income	$ 14,847	$ 125	$ 4,413	$ 3,480	$ (2,929)	$ 14,847	$(2,929)
Adjusted for -							
Minority interest in operating partnership	381	(379)	881	700	146	381	146
Minority interest adjustment consolidated joint venture	--	234	(441)	(277)	169	--	169
Minority interest, depreciation and amortization in discontinued operations	2,444	480	247	249	233	2,444	233
Depreciation and amortization uniquely significant to real estate – wholly owned	15,885	12,181	11,856	11,181	12,699	15,885	12,699
Depreciation and amortization uniquely significant to real estate – joint ventures	379	379	375	370	369	379	369
(Gain) loss on sale of real estate	(13,833)	--	--	--	3,843	(13,833)	3,843
Preferred share dividend	(1,215)	(538)	--		--	(1,215)	--
Funds from operations	$ 18,888	$ 12,482	$ 17,331	$ 15,703	$14,530	$ 18,888	$14,530
Funds from operations per share	$.51	$.34	$.50	$.47	$.43	$.51	$.43
Funds available for distribution:							
Funds from operations	$ 18,888	$ 12,482	$ 17,331	$ 15,703	$14,530	$18,888	$14,530
Adjusted For -							
Corporate depreciation excluded above	65	66	66	62	55	65	55
Amortization of finance costs	298	276	323	341	355	298	355
Early extinguishment of debt	--	9,866	--	--	--	--	--
Amortization of share compensation	481	429	426	468	242	481	242
Straight line rent adjustment	(464)	(393)	(706)	(539)	(112)	(464)	(112)
Market rent adjustment	(458)	(158)	76	(613)	(46)	(458)	(46)
Market rate interest adjustment	(568)	(609)	(652)	(643)	(629)	(568)	(629)
2nd generation tenant allowances	(1,650)	(2,130)	(1,290)	(2,346)	(4,462)	(1,650)	(4,462)
Capital improvements	(2,424)	(1,572)	(1,841)	(2,231)	(952)	(2,424)	(952)
Consolidated joint venture minority interest share of adjustments	--	(234)	441	277	(169)	--	(169)
Funds available for distribution	$14,168	$18,023	$14,174	$10,479	$ 8,812	$14,168	$ 8,812
Funds available for distribution per share	$.38	$.49	$.41	$.31	$.26	$.38	$.26
Dividends paid per share	$.3225	$.3225	$.3225	$.3225	$.3125	$.3225	$.3125
FFO payout ratio	63%	95%	65%	69%	73%	63%	73%
FAD payout ratio	85%	66%	79%	104%	120%	85%	120%
Diluted weighted average common shs.	36,928	36,820	34,747	33,643	33,583	36,928	33,583

Supplemental Operating and Financial Data for the
Quarter Ended 3/31/06

TangerOutlets

Unconsolidated Joint Venture Information – All
Summary Balance Sheets (dollars in thousands)

	3/31/06	12/31/05	09/30/05	6/30/05	3/31/05	Tanger's Share as of 3/31/06 (1)
Assets						
Investment properties at cost – net	$64,463	$64,915	$65,489	$67,446	$67,399	$27,844
Construction in progress	26,562	15,734	96	--	--	13,281
Cash and cash equivalents	5,284	6,355	4,171	4,253	4,319	2,114
Deferred charges – net	1,729	1,548	1,340	1,433	1,305	864
Other assets	10,647	6,690	6,073	4,245	3,869	3,964
Total assets	$108,685	$95,242	$77,169	$77,377	$76,892	$48,067
Liabilities & Owners' Equity						
Mortgage payable	$69,323	$61,081	$61,066	$61,024	$60,254	$30,440
Member loans payable	--	--	550	--	--	--
Construction trade payables	6,646	6,588	215	477	426	3,323
Accounts payable & other liabilities	1,035	1,177	1,239	1,956	828	427
Total liabilities	77,004	68,846	63,070	63,457	61,508	34,190
Owners' equity	31,681	26,396	14,099	13,920	15,384	13,877
Total liabilities & owners' equity	$108,685	$95,242	$77,169	$77,377	$76,892	$48,067

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	03/06	12/05	09/05	06/05	03/05	03/06	03/05
Revenues	$2,657	$2,730	$2,735	$2,933	$2,511	$2,657	$2,511
Expenses							
Property operating	1,030	1,050	888	1,067	974	1,030	974
General & administrative	7	5	4	15	--	7	---
Depreciation & amortization	786	789	777	769	767	786	767
Total expenses	1,823	1,844	1,669	1,851	1,741	1,823	1,741
Operating income	834	886	1,066	1,082	770	834	770
Interest expense	569	586	584	574	417	569	417
Net income	$265	$300	$482	$508	$353	$265	$353
Tanger's share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$810	$837	$922	$925	$769	$810	$769
Net income	$147	$165	$255	$268	$191	$147	$191
Depreciation (real estate related)	$379	$379	$375	$370	$369	$379	$369

TangerOutlets

Unconsolidated Joint Venture Information – TWMB Associates, LLC
Summary Balance Sheets (dollars in thousands)

	03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	Tanger's Share as of 03/31/06
Assets						
Investment properties at cost – net	$38,137	$38,817	$39,486	$40,119	$40,734	$19,069
Cash and cash equivalents	2,093	1,993	2,268	2,080	1,660	1,047
Deferred charges – net	1,159	1,257	1,339	1,432	1,304	580
Other assets	2,473	1,760	1,731	1,977	1,584	1,236
Total assets	$43,862	$43,827	$44,824	$45,608	$45,282	$21,932
Liabilities & Owners' Equity						
Mortgage payable	$35,800	$35,800	$35,800	$35,800	$35,041	$17,900
Construction trade payables	174	184	215	477	426	87
Accounts payable & other liabilities	491	176	694	1,411	695	246
Total liabilities	36,465	36,160	36,709	37,688	36,162	18,233
Owners' equity	7,397	7,667	8,115	7,920	9,120	3,699
Total liabilities & owners' equity	$43,862	$43,827	$44,824	$45,608	$45,282	$21,932

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	03/06	12/05	09/05	06/05	03/05	03/06	03/05
Revenues	$2,657	$2,730	$2,735	$2,933	$2,511	$2,657	$2,511
Expenses							
Property operating	1,030	1,050	888	1,067	974	1,030	974
General & administrative	7	5	4	15	--	7	--
Depreciation & amortization	786	789	777	769	767	786	767
Total expenses	1,823	1,844	1,669	1,851	1,741	1,823	1,741
Operating income	834	886	1,066	1,082	770	834	770
Interest expense	569	586	584	574	417	569	417
Net income	$265	$300	$482	$508	$353	$265	$353
Tanger's share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$810	$837	$922	$925	$769	$810	$769
Net income	$147	$165	$255	$268	$191	$147	$191
Depreciation (real estate related)	$379	$379	$375	$370	$369	$379	$369

Unconsolidated Joint Venture Information – Tanger Wisconsin Dells, LLC
Summary Balance Sheets (dollars in thousands)

	03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	Tanger's Share as of 03/31/06
Assets						
Construction in progress	26,562	$15,734	$ 96	$ --	$ --	$13,281
Cash and cash equivalents	18	2,305	291	100	--	9
Deferred charges – net	569	290	--	--	--	285
Other assets	18	12	263	--	--	9
Total assets	$27,167	$18,341	$650	$100	$ --	$13,584
Liabilities & Owners' Equity						
Mortgage payable	$8,194	$--	$--	$--	$ --	$4,097
Member loans payable	--	--	550	--	--	--
Construction trade payables	6,472	6,404	--	--	--	3,236
Accounts payable & other liabilities	1	458	--	--	--	1
Total liabilities	14,667	6,862	550	--	--	7,334
Owners' equity	12,500	11,479	100	100	--	6,250
Total liabilities & owners' equity	$27,167	$18,341	$650	$100	$ --	$13,584

Unconsolidated Joint Venture Information – Deer Park Enterprise, LLC
Summary Balance Sheets (dollars in thousands)

	03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	Tanger's Share as of 03/31/06 (1)
Assets						
Investment properties at cost – net	$26,326	$26,098	$26,003	$27,327	$26,665	8,775
Cash and cash equivalents	3,173	2,057	1,612	2,073	2,659	1,058
Deferred charges – net	1	1	1	1	1	--
Other assets	8,156	4,918	4,079	2,268	2,285	2,719
Total assets	$37,656	$33,074	$31,695	$31,669	$31,610	$12,552
Liabilities & Owners' Equity						
Mortgage payable	$25,329	$25,281	$25,266	$25,224	$25,213	$8,443
Construction trade payables	--	--	--	--	--	--
Accounts payable & other liabilities	543	543	545	545	133	181
Total liabilities	25,872	25,824	25,811	25,769	25,346	8,624
Owners' equity	11,784	7,250	5,884	5,900	6,264	3,928
Total liabilities & owners' equity	$37,656	$33,074	$31,695	$31,669	$31,610	$12,552

Debt Outstanding Summary (dollars in thousands)

As of March 31, 2006			
	Principal Balance	**Interest Rate**	**Maturity Date**
Mortgage debt			
Blowing Rock, NC	$9,143	8.860%	09/01/10
Nags Head, NC	6,205	8.860%	09/01/10
COROC Holdings, LLC, including centers located in Rehoboth Beach, DE; Foley, AL; Myrtle Beach (Hwy 501), SC; Hilton Head, SC; Park City, UT; Westbrook, CT; Lincoln City, OR; Tuscola, IL; Tilton, NH	179,111	6.590%	07/10/08
Net debt premium, COROC Holdings, LLC (1)	5,203		
Total mortgage debt	199,662		
Corporate debt			
Unsecured term loan	53,500	Libor + 0.85%	03/26/08
Unsecured credit facilities	47,100	Libor + 0.85%	(2)
2008 Senior unsecured notes	100,000	9.125%	02/15/08
2015 Senior unsecured notes	250,000	6.15%	11/15/15
Net discount, senior unsecured notes	(885)		
Total corporate debt	449,715		
Total debt	$649,377		

Senior Unsecured Notes Financial Covenants (3)

As of March 31, 2006			
	Required	**Actual**	**Compliance**
Total Consolidated Debt to Adjusted Total Assets	60%	52%	Yes
Total Secured Debt to Adjusted Total Assets	40%	16%	Yes
Total Unencumbered Assets to Unsecured Debt	135%	147%	Yes
Consolidated Income Available for Debt Service to Annual Debt Service Charge	2.00	3.71	Yes

(1) Represents a net premium on mortgage debt related to the Charter Oak acquisition.
(2) The unsecured credit facilities expire at various times from June 30, 2008 to February 28, 2009.
(3) For a complete listing of all Debt Covenants related to the Company's Senior Unsecured Notes, as well as definitions of the above terms, please refer to the Company's filings with the Securities and Exchange Commission.

Supplemental Operating and Financial Data for the
Quarter Ended 3/31/06

TangerOutlets

Future Scheduled Principal Payments (dollars in thousands)

	As of March 31, 2005		
Year	Scheduled Amortization Payments	Balloon Payments	Total Scheduled Payments
2006	$2,846	$--	$2,846
2007	4,121	--	4,121
2008	2,688	370,951	373,639
2009	394	--	394
2010	181	13,878	14,059
2011	--	--	--
2012	--	--	--
2013	--	--	--
2014	--	--	--
2015 & thereafter		250,000	250,000
	$10,230	$634,829	$645,059
Net Premium on Debt			4,318
			$649,377

TangerOutlets

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 6825
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
            3200 Northline Avenue
            Suite 360
            Greensboro, NC 27408

Supplemental Operating and Financial Data for the
Quarter Ended 3/31/06